[ANTHRA PHARMACEUTICALS, INC. LETTERHEAD]

                                 March 15, 1999


VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

         Re:   Anthra Pharmaceuticals, Inc.
               Request to Withdraw Registration Statement on Form S-1, as amended Registration No. 333-47725

Ladies and Gentlemen:

         Anthra Pharmaceuticals, Inc., a Delaware corporation (the "Company"), hereby requests pursuant to Rule 477 under the Securities Act of 1933, as amended, to withdraw from registration the Registration Statement on Form S-1, including all amendments and exhibits thereto (the "Registration Statement") (Registration No. 333-47725), originally filed by the Company with the Securities and Exchange Commission (the "Commission") on March 11, 1998, and thereafter amended. In addition, the Company requests that its request for an order granting confidential treatment dated March 11, 1998, and thereafter amended, be withdrawn. Please return the Company's confidential treatment submissions to the address indicated above, Attention: Karen Krumeich. This application has been filed because the Company's Board of Directors does not believe that the public markets would favorably respond to an initial public offering of the Company's securities at the current time. While the Company and its underwriters circulated preliminary prospectuses in connection with the proposed offering of the Company's securities, the Registration Statement was not declared effective by the Commission and none of the Company's securities were sold pursuant to the Registration Statement.

         The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

         Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

         If you have any questions regarding this request for withdrawal, please contact Joseph V. Cuomo of Morrison & Foerster LLP, counsel for the Company, at 212-468-8177.


                           Anthra Pharmaceuticals, Inc.
                           By: /s/ Michael C. Walker
                               Michael C. Walker
                               President and Chief Executive Officer



cc:      Jeffrey Reidler (Securities and Exchange Commission)
         Heather Maples (Securities and Exchange Commission)
         David J. Lavan (Securities and Exchange Commission)
         Joseph V. Cuomo (Morrison & Foerster LLP)
         Brian C. Daughney (Goldstein & DiGioia LLP)